Eugene Trowbridge, CCIM Partner ___________ Jillian Sidoti, CCIM Partner ___________ Nancee Tegeder Associate Attorney Jonathan Nieh Associate Attorney ___________	May 29, 2018 VIA FEDEX Office of the Secretary Securities and Exchange Commission 100 F Street, NE Washington, DC 20549

___________	Re:	INSITU BIOLOGICS, INC. (the “Company”) Form 1-A CIK No. 0001723443

Mailing Address:	To whom it may concern:

38977 Sky Canyon Drive	Please see the Company’s answers to your comments below.
Suite 101
Murrieta CA, 92563	General

Email:

1. We refer to the video online at http://www.manhattanstreetcapital.com/insitu-biologics-0 and note that it contains statements and predictions which are not supported by information in your Offering Circular, including:

company@crowdfundinglawyers.net
	•	you have demonstrated that your product candidate is safe and effective; and
Office:
(323) 799-1342	•	your product is likely to be on the market soon.

Website:	•	Please remove the video. Please refer to Rule 255 of Regulation A.
www.CrowdfundingLawyers.net
The video has been removed.

Use of Proceeds, page 34

Securities Exchange Commission

Division of Corporation Finance

May 29, 2018

2. We note your response to comment 1. However, the comment was intended to illicit information about what you can expect to achieve assuming you are to raise 10%, 25%, 50%, 75% and 100% of the maximum amount of proceeds and when you expect you will need to raise additional funds. Given your disclosure that you can slow down product development based on available funds, please expand the discussion to clarify how far in the development process you expect to achieve assuming you are able to raise 10%, 25%, 50%, 75% and 100% of the maximum offering and explain how your timeline will change given varying proceeds.

The Company has provided the following response:

The Company believes it is nearing the time to enter clinical (human) studies, after one more pre-clinical (animal) study to confirm certain blood levels of the drug bupivacaine during the first 24-24 hours of use of AnestaGel. Upon completion of that GLP Pre-clinical study, the company anticipates discussing the results of all the pre-clinical and bench testing and making an application f to begin a Phase 1 Clinical Study. This would examine the safety of AnestaGel, and the Company would be applying for an Investigational New Drug (“IND”) with the United States Food and Drug Administration (“FDA”), which it has not yet done. The Company has completed the capital acquisition of its laboratory equipment in previous financings, and further laboratory expenses are directly related to compounding products. The Company can slow down or accelerate product development, pre-clinical studies, and clinical studies based on available funds. Nearly all expenses are variable, and employees are willing to delay compensation from time to time, if need be. The Company estimates that net proceeds of only $900,000 could allow for just over two years of operations and adequate time to seek additional, most likely, private funding or a commercial partner. In the event the Company raises $1 million it believes it could be able to complete GLP studies required for Phase 1 Clinical Studies conduct a Pre-IND meeting with the FDA, and complete the protocol for the Phase I Clinical Studies. The Company would need to seek additional funding from other sources to complete the manufacturing for, and the Clinical Studies, adding 12-24 months to the current 24-month timeline. If the Company were to raise $3 million it believes it could be financed to complete all of the above and finish manufacturing for Phase 1 Clinical Studies. The Company would need to seek additional funding from other sources to complete the Clinical Studies, adding 12 months to the current 24-month timeline. If the Company raises $5 million it believes it could complete all of the above and the Phase 1 Clinical Study, including analysis of the results, submission for peer review. Timelines would not be affected. If the Company raises $7.5 million it believes it could complete all of the above, and a commercial manufacturing program. Timelines would not be affected. If the Company raises $10 million it believes could complete all of the above and an 80-person clinical study for Efficacy via the 505(b)2 pathway.

Description of the Business, page 41

3. We note your revised disclosure in response to prior comment 5. Please revise the description of your business describe the regulatory process, including all clinical trials you must perform before your product candidate can be considered for FDA approval.

Securities Exchange Commission

Division of Corporation Finance

May 29, 2018

The Company has provided the following response:

The Company believes it is nearing the time to enter clinical (human) studies, after one more pre-clinical (animal) study to confirm certain blood levels of the drug bupivacaine during the first 24-24 hours of use of AnestaGel. Upon completion of that GLP Pre-clinical study, the company anticipates discussing the results of all the pre-clinical and bench testing and making an application f to begin a Phase 1 Clinical Study. This would examine the safety of AnestaGel, and the Company would be applying for an Investigational New Drug (“IND”) with the United States Food and Drug Administration (“FDA”), which it has not yet done. If the Company is successful in proving safety in the Phase 1 Study, the Company believes it would be required to then perform an efficacy study of approximately 80 subjects. The Company has been advised that under the 505(b)2 pathway, that if the efficacy study is successful, it could then be in position to apply for commercial clearance of AnestaGel.

4. We note your revised disclosure in response to prior comment 3. Please expand your discussion of the agreement to describe the products that are covered by the agreement, disclose the requirement that you purchase product supply from Lifecor, all term and termination provisions, quantify the initial license fee and quantify aggregate potential milestone payments. Please note, we consider this information to be material to investors and therefore, confidential treatment is not appropriate.

We have requested confidential treatment.

The license agreement has an initial term of 5 years with the Company having to option to renew the agreement if certain regulatory, clinical or sales milestones are met and if the Company pays a renewal fee in the low six figures for each renewal(s). Notwithstanding any renewal, the license agreement will expire at the last to expire valid patent claim of the last to expire licensed patent. Each party may terminate if the other party materially breaches the agreement, subject to notice and opportunities to cure. We may terminate the license agreement at any time on 60 days’ notice. Similarly, if the Company were to sublicense a product to a third party that is developed under the licensed patents, the Company would pay Lifecore a sublicense fee in the mid six figures for each product that is sublicensed.

Summary , page 41

5. We note your revised disclosure in response to prior comment 6. Safety and efficacy are assessed throughout all stages of clinical trials and the determinations are within the sole authority of the FDA or comparable foreign regulatory entity. Please remove all references to your product candidates being safe or effective. For example, see page 56: “AnestaGel was proven to last longer and provide a greater analgesic effect than EXPAREL”; “bupivacaine was proven to be released from AnestaFel into the blood as long as 96-120 hours after injection...”; and “clearly demonstrated pain relief without toxic effect.”

Securities Exchange Commission

Division of Corporation Finance

May 29, 2018

We have struck language throughout and added additional language that we believe clarifies tests and studies previously conducted.

6. We note your revised disclosure in response to prior comment 7 and note that your agreement with Lifecore provides that Lifecore retained the right to supply the product to you during the term of the agreement. If Lifecore is the manufacturer you refer to as your manufacturing partner, please revise to disclose this information and disclose that Landec Corporation is Lifecore’s parent, which is the public company you reference. If Lifecore is not your supplier, please identify your supplier. Additionally, clarify the significance the numerous patents and trade secrets to your business. Provide a discussion of the manufacturing partnership agreement terms and file it as an exhibit or provide the basis for your determination that it is not required.

We have changed to read as follows:

InSitu’s process development and licensing partner is a Lifecore Biomedical, a wholly owned subsidiary of Landec Corporation. Lifecore is a contract development and manufacturing company and has developed numerous products related to hyaluaronic acid and valuable methods for making those related products.

Overview of Clinical Data & Process, page 56

7. We note your revised disclosure in response to prior comment 12. Please provide the details and parameters of your preclinical trials, including clinical endpoints, duration of treatment, metrics utilized, statistical significance, etc. We note that your revised disclosure references Appendix Four. However, you have not filed an appendix and all disclosure must be included in your offering statement.

We have filed and added a summary:

GLP STUDY SUMMARY

Statistical analysis was performed by Technomics Research, LLC (Long Lake, MN, USA). The total force generated was analyzed using an unpaired t-test and calculated using the average force from each rat at each time point from 2 to 72 hours for 0–72 hours and from 2 to 120 hours for 0–120 hours. The difference between the right paw and left paw was evaluated using a repeated-measures analysis of variance. The area under the curve analysis was performed using the left paw average force value data and the difference was tested by an unpaired t-test.

Securities Exchange Commission

Division of Corporation Finance

May 29, 2018

Ninety rats with 30 in each group were included in the GLP portion of the study testing both mechanical allodynia and pathology. Additionally, six rats were included in the final non-GLP pharmacokinetic analysis. We first analyzed the total force generated from 2 to 72 hours after injection in the left (injured) paw. We found that the sustained release hydrogel with bupivacaine group had significantly higher force generated than the control (P0.0004) and the liposome bupivacaine (P0.0002) groups. We then evaluated the total force generated from 2 to 120 hours after injection. The sustained release hydrogel with bupivacaine group had significantly higher force generated when compared to the control group (P0.0024) and the liposome bupivacaine group (P0.0005), as shown in Tables 2 and 3. Finally, we compared the right (uninjured) to left (injured) paw values for each group and found that the right paw generated significantly higher force than the left at all time points for all three groups.

Specifically, the GLP study illustrates that a single injection of sustained release hydrogel with bupivacaine administered near the sciatic nerve produced long-lasting analgesia in a rat model. When compared to both a negative control (sustained release hydrogel without bupivacaine) and a positive control (liposome bupivacaine), sustained release hydrogel with bupivacaine performed significantly better on assessing analgesia via mechanical allodynia produced from a sciatic nerve injection in rats from 0 to 72 hours and from 0 to 120 hours. This study is based on previous rat pain models which used similar incisions and force testing for assessment of analgesia. It must be noted, however, that while the volumes were the same between sustained release hydrogel with bupivacaine and the positive control, the dosages of bupivacaine were different. The concentration of bupivacaine in sustained release hydrogel with bupivacaine was 105 mg/mL and in liposome bupivacaine was 13.3 mg/mL

This analgesic effect of sustained release hydrogel with bupivacaine on the injured paw was supported by the data regarding the right paw. There was no significant difference between the right paw data when comparing sustained release hydrogel with bupivacaine to control and sustained release hydrogel with bupivacaine to liposome bupivacaine. This suggests that all rats performed equally well with regards to force assessment via the eVF testing in their uninjured paw and, thus, further validates testing on the injured paw. Furthermore, as there were significant differences in force generation at all time points between the left and right paws for each group, we can conclude that again force assessment via the eVF was accurate as the injured paw performed significantly worse in force assessment when compared to the uninjured paw.

Previous studies have illustrated the neurotoxic effects of local anesthetics. The neuronal injury can be characterized as either perineural inflammation or decreased number of myelinated fibers. The exact mechanism of neuronal injury is unknown; however, research suggests different mechanisms depending on the type of local anesthetic used. Furthermore, they showed that as the concentration of bupivacaine increased, there was increased neurotoxicity. Consistent with these results, the sustained release hydrogel with bupivacaine group did show some nerve damage histologically, but this damage was minimal to mild at 5 days and minimal at the 42-day time point. This likely would resolve completely over time. The liposome bupivacaine (positive control) group did not show any measurable neurotoxicity, which was similar to previous pathologic findings obtained when injected perineurally in a porcine model. As described earlier, the concentration of sustained release hydrogel with bupivacaine was higher than that of liposome bupivacaine, which may account for the differences in neuronal damage on histopathology.

Securities Exchange Commission

Division of Corporation Finance

May 29, 2018

Finally, the pharmacokinetic pilot study results suggest that bupivacaine remained longer in the blood of rats that received a sciatic nerve injection of sustained release hydrogel with bupivacaine than after injection of bupivacaine hydrochloride and liposome bupivacaine, indicating prolonged release. In rats weighing between 350 and 450 g, the concentrations of bupivacaine injected were between 23 and 30 mg/kg for sustained release hydrogel with bupivacaine and 3 and 3.7 mg/kg for liposome bupivacaine. Thus, the differences could be related to the differences in the concentration of bupivacaine injected. However, even at a lower concentration, liposome bupivacaine failed to produce measurable blood levels beyond 24 hours, whereas the sustained release hydrogel with bupivacaine produced measurable serum bupivacaine levels at 72 hours in one rat and 96 hours in another. Serum bupivacaine cmax levels of the sustained release hydrogel with bupivacaine are similar to previous studies involving larger dosages of liposome bupivacaine in animals.

In conclusion sustained release hydrogel with bupivacaine provides long lasting analgesia via release of bupivacaine from a biohydrogel matrix with no severe negative pathological findings in a rat model performed under GLP when compared to both positive and negative controls.

The full paper can be found in the attached exhibit, “An Evaluation of the Analgesic Effect of AnestaGel™ on Mechanical Allodynia in a Rat Model of Post-Operative Incisional Pain”.

Directors, Executive Officers and Significant Employees, page 62

8. We note your revised disclosure in response to prior comment 12. Please disclose the dates of Messrs. Segermark, Knapp, and Taylor principal occupations and employment during the past five years, and the name and principal business of any corporation or other organization in which such occupations and employment were carried on. Please see Item 10(c) of Part II of Form 1-A.

We have made the following changes:

Jim Segermark, has served on the Board of InSitu Biologics since its inception in 2014. Jim became an employee of InSitu Biologics on January 1, 2018. Jim has been the founder, inventor, investor, and owner operator of numerous medical device ventures. Jim has as an extensive record of developing, managing and selling medical related companies. Jim has also established successful joint ventures and acted as a project consultant for strategic medical device opportunities.

Jim was the founder of Eight Medical Corporation, a hyperthermic lavage system cleared by the FDA, which was sold in September of 2012. For three years prior to founding Eight Medical, Jim operated ThermaSolutions, Inc., a turnaround company in the hyperthermic lavage market. Jim was the Founder, Chairman (and first patient) of VMBC, LLC, TheVasclip Company, from 2001 - 2007. He founded ViaMedics, LLC in 1998, a designer and manufacturer of proprietary medical devices. This company spun out The Vasclip Company and completed other product line based transactions. Jim served in various senior management positions at Microvena Corporation from 1991 until January of 1998. Jim served on the Board of Directors for Microvena from 1995-1997, and Infinity Extrusion and Engineering from 1995-1998.

Securities Exchange Commission

Division of Corporation Finance

May 29, 2018

Jim entered the medical device industry in 1987, marketing cardiac monitoring equipment for Circadian, Incorporated, and then marketed angioplasty products for the USCI Division of C.R. Bard. Jim founded his first company, Vascular Dynamics, Incorporated, a designer and manufacturer of exact medical models, in 1989. VDI was successfully sold and remains the industry standard for working vascular models today.

Jim holds dozens of patents and in the past 36 months has helped launch several new ventures. Jim recently helped launch AliveLock, Awestruck Medical and Capture Vascular as a consultant to the CEO’s for each company.

Jim holds his MBA from Cardinal Stritch University, Milwaukee, Wisconsin with an emphasis in Finance and holds a B.S. from Carroll University, Waukesha, Wisconsin.

James Knapp, Chairman, Board of Directors

James Knapp has served on the Board of InSitu since May of 2015. James, CRPC, CFP, APMA is the President of Heritage Wealth Architects, a financial advisory firm that James founded in 2012. . James is responsible for leading all aspects of the firm. Earlier in his career, as a CFP, James led a franchise for one of the largest financial planning firms in the country. James specializes in advising executives, small business owners, and high net-worth individuals concerned with tax-planning, compensation, buying, growing or selling their businesses. James started HWA as a fee for service firm with a vision to provide clients with a personalized, flexible and thorough array of options to create and conserve wealth. At the center of his client-focused firm is the commitment to honor his fiduciary responsibilities, and really listen to each individual’s goals and dreams. James is a Business Management graduate of Luther College, and lives in St. Paul, where he enjoys spending time with his family, traveling, hunting, fishing, climbing mountains and playing golf.

William J. Taylor, Chief Scientist

Bill Taylor has served on the Board of InSitu since its inception in 2014. Bill became an employee at InSitu Biologics on January 1, 2018. Bill is a successful medical device development program manager and scientist. From May 2011 through October 2017, Bill lead multiple projects for ACIST Medical Systems including CVi – A2000V, CVi – CPT2000, and RXi rapid exchange FFR system and Navvus catheter; an ultrathin microcatheter pressure sensor. In 2007, Bill was recruited to lead a biohydrogel technology development program in cooperation with the Cleveland Clinic Foundation and was able to complete biocompatibility testing, fundamental physical and chemical property design package, initial application identification and start feasibility analysis. Bill was the lead project manager in the construction, qualification and validation of PDL Biopharma’s (formerly Protein Design Labs, Inc.) state-of-the-art, $200 million production facility in Brooklyn Park, MN. Throughout his career he has been the program manager in medical device and biopharmaceutical product development including Retavase (Roche), Osteoarthritis injectable, and several consumable kits. Prior to 2004, Bill was a principal scientist, inventor and program manager at Gradient Technology. Bill has authored industry papers in chemical remediation and demilitarization utilizing biological systems.

Securities Exchange Commission

Division of Corporation Finance

May 29, 2018

Bill has his Bachelor of Science from the University of Minnesota with a double major in Chemical Engineering and Biology.

Exhibits

9. Please refile you agreements to file each one separately, include exhibits to each agreement and identify each agreement in the exhibit index. If you seek confidential treatment for portions of any agreements filed as exhibits pursuant to Rule 251(e) of Regulation (e), you must mark the exhibit index and the agreement to indicate that portions of the exhibit have been omitted pursuant to a request for confidential treatment. Please see Staff Legal Bulletin No. 1 (with Addendum) Confidential Treatment Requests dated February 28, 1997 for guidance.

We have refiled our exhibit pertaining to our license agreement with Lifecore.

10. Additionally, we note that many of the exhibits filed appear to be unexecuted versions of the agreements that do not include dates and have not been executed. Please file executed versions of these agreements.

We have filed executed versions.

Securities Exchange Commission

Division of Corporation Finance

May 29, 2018

Thank you for your attention to this matter.

Please contact the undersigned if you have any questions or need further information with respect to this application.

Sincerely,

/s/ Jillian Sidoti

Securities Counsel

cc: Client

Enclosures: Agreement